Exhibit 99.2

AB VALUE MANAGEMENT LLC

AB VALUE PARTNERS, LP
208 Lenox Avenue, #409
Westfield, New Jersey 07090

855-228-2583

May 12, 2022

Andrew T. Berger

Re:	Rocky Mountain Chocolate Factory, Inc.

Dear Mr. Berger:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Rocky Mountain Chocolate Factory, Inc. (the “Company”) in connection with the proxy solicitation that AB Value Management LLC and AB Value Partners, LP (together, “AB Value” or “we”) are considering undertaking to nominate a director to be included in the Company’s proxy statement in connection with the Company’s 2022 annual meeting of stockholders, including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Proxy Access Nomination”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (“Agreement”) will set forth the terms of our agreement.

AB Value agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Proxy Access Nomination and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided, further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Proxy Access Nomination and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give AB Value prompt written notice of such claim or Loss (provided that failure to promptly notify AB Value shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, AB Value will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for any Loss suffered by you and as incurred as provided herein. AB Value may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of AB Value, any confidential, proprietary or non-public information (collectively, “Information”) of AB Value, its affiliates or members of its Schedule 13D group that you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by AB Value, its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information, you may do so provided that you first promptly notify AB Value so that AB Value or any member thereof may seek a protective order or other appropriate remedy or, in AB Value’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or AB Value does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of AB Value and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of AB Value and, upon the request of a representative of AB Value, all such information shall be returned or, at AB Value’s option, destroyed by you, with such destruction confirmed by you to AB Value in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

AB VALUE PARTNERS, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew T. Berger
Name:	Andrew T. Berger
Title:	Manager

AB VALUE MANAGEMENT LLC

By:	/s/ Andrew T. Berger
Name:	Andrew T. Berger
Title:	Manager

ACCEPTED AND AGREED:

/s/ Andrew T. Berger
Andrew T. Berger

Signature Page to Indemnification Agreement